SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE EIGHT HUNDRED AND EIGHTY-FOURTH BOARD OF DIRECTORS’ MEETING

The undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP listed below met at the meeting room in the Company’s headquarters, at Rua Costa Carvalho n° 300, São Paulo, at 9:00 a.m. on March 28, 2019, at the call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, on an ordinary basis, pursuant to the caput and paragraph six of Article 13 of the Bylaws.

(...)

Subsequently, the Chairman of the Board of Directors, Mr. Mario Engler, gave the floor to the Chief Financial and Investor Relations Officer, Rui de Britto Álvares Affonso, and the Accounting Supervisor, Marcelo Miyagui, who, together with the Head of Capital Markets and Investor Relations, Mario Azevedo de Arruda Sampaio, the Controllership Head, Agnaldo Pacheco Sampaio, the Advisor to the CFO and IRO Marcio de Freitas Junior, and the Management Analyst, Wagner dos Santos Pinheiros, explained item 2 of the agenda, “Proposal for distribution of dividends in the form of interest on equity for 2018, with the presence of the Fiscal Council” (time: 20’), based on Executive Board Resolution 0087/2019, of 3/26/2019, Internal Communication FC 005/2019, of 3/13/2019, and the PowerPoint presentation, all of which were filed in the electronic folder of this meeting. The matter was discussed and subsequently voted on, pursuant to items XX and XXI of article 14 and paragraph one of article 49 of Sabesp’s Bylaws, with the unanimous approval of the distribution of dividends in the form of interest on equity for 2018, based on the result for the period between January and December 2018, of seven hundred and ninety-two million, one hundred and eighty-seven thousand, nine hundred and thirty-eight reais and seventeen centavos (R$792,187,938.17), corresponding to the minimum payment of 25% of net income and considering the effect of withheld income tax, to be submitted for approval by the Annual Shareholders’ Meeting pursuant to the proposal for allocation of net income for the year ended December 31, 2018.

(...)

Minutes signed by the members of the Board of Directors: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Monica Ferreira do Amaral Porto and Reinaldo Guerreiro.

This is a free translation of the excerpt of the minutes drawn up in the book of minutes of Board of Directors’ meetings.

São Paulo, April 8, 2019.

Mario Engler Pinto Junior	Marialve S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

1/1

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE EIGHT HUNDRED AND EIGHTY-FOURTH BOARD OF DIRECTORS’ MEETING

The undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP listed below met at the meeting room in the Company’s headquarters, at Rua Costa Carvalho n° 300, São Paulo, at 9:00 a.m. on March 28, 2019, at the call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, on an ordinary basis, pursuant to the caput and paragraph six of article 13 of the Bylaws.

(...)

Moving on, the Chairman of the Board of Directors, Mr. Mario Engler, moved on to item 9 of the agenda “Approval of the conditions applicable to the 23rd issuance of debentures, totaling up to R$1.5 billion, based on CVM Instruction 476”, giving the floor to the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, and the Funding and Investor Relations Superintendent, Mario Azevedo de Arruda Sampaio, so that they could present the matter based on Executive Board Resolution 0098/2019, of 3/27/2019, Internal Communication FI 016/2019, of 3/26/2019, and the PowerPoint presentation, all of which were filed in the meeting’s electronic folder (...). The matter was discussed and voted on, pursuant to items XIX and XXII of Article 14 of the Bylaws, with the unanimous approval of the conditions applicable to the 23rd issuance of simple, unsecured and non-convertible debentures, in up to two (2) series, for public distribution, pursuant to CVM Instruction 476, dated January 16, 2009, as amended, under the following terms:

1. Issuance volume: up to one billion and five hundred million reais (R$1,500,000,000), with a minimum of seven hundred and fifty million reais (R$750,000,000).

2. Number of series: up to two (2) series.

3. Guarantee: with no guarantees.

4. Type, Form, Convertibility and Issuance of Certificates: the debentures will be registered, book-entry, simple and not convertible into shares, without the issuance of provisional certificates or certificates.

5. Type: unsecured.

6. Number of Debentures: up to one million and five hundred thousand (1,500,000) Debentures.

7. Term and Amortization:

a. First series: a five-year term as of the issuance date, with amortization of one hundred percent (100%) of the Nominal Unit Value on the respective Maturity Date.

2/1

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

b. Second series: an eight-year term as of the issuance date, with amortization of thirty-three percent (33.00%) of the Nominal Unit Value in the sixth year, amortization of thirty-three percent (33.00%) of the Nominal Unit Value in the seventh year and amortization of the Balance of the Nominal Unit Value Restated on the Maturity Date.

8. Remuneration: The maximum remuneration rates of the first and second series will be:

a. First series: DI rate + 0.49% p.a.

b. Second series: DI rate + 0.63% p.a.

The final rates will be determined after the Bookbuilding procedure.

9. Distribution: the Debentures will be the object of distribution through public offering with restricted placement efforts, pursuant to CVM Instruction 476.

10. Placement regime: mixed, including:

a. firm commitment basis: R$750 million

b. best efforts: up to R$750 million

11. Periodicity of the remuneration payment: half yearly.

12. Use of proceeds: refinance financial commitments maturing in 2019 and rebuild the cash position.

13. Financial covenants:

a. Net debt/adjusted EBITDA ≤ 3.50.

b. Adjusted EBITDA/Financial Expenses ≥ 1.5.

14. Early Redemption:

a. First series: partial or full redemption will be allowed as of the thirty-sixth (36th) month, as of the date of issuance, with a redemption premium of 0.20% p.a. for the remaining period.

b. Second series: not allowed.

15.  Nominal Unit Value: One thousand reais (R$1,000.00).

16.  Adjustment for Inflation of the Nominal Unit Value: the Nominal Unit Value will not be adjusted for inflation.

17.  Allocation: The allocation between the series will be made using the “Communicating Vessels” system and will be defined after the bookbuilding procedure, respecting the minimum amount of R$375 million for the second series.

18.  Subscription Form and Payment: The Debentures will be paid in cash and in national currency, at the time of subscription, in the primary market, on one or more dates, at the Nominal Unit Value and, in case the payment of the Debentures occurs on more than one date, as a result of a possible operational mistake in the payment of the Debentures, for the Debentures that are not paid on the first pay-in date (“First Pay-in Date”), at the Nominal Unit Value, plus Remuneration, calculated pro rata temporis from the First Pay-in Date to the actual pay-in date, to which premium or discount may be added, using eight (8) decimal places, with no rounding off, through the Asset Distribution Module (MDA – Módulo de Distribuição de Ativos), managed and operated by B3 S.A. – Brasil, Bolsa, Balcão – CETIP UTVM segment, as of the date of beginning of distribution of the Debentures.

3/1

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

19.  Other Characteristics: The other characteristics of the debentures and the issuance will be described in the indenture and in the other documents related thereto.

In addition, the Board of Directors authorized the members of the Company’s Executive Board, pursuant to the legal and statutory provisions, to take any and all acts related to the 23rd Issuance, including negotiating the other terms and conditions of the documents related to the issue.

(...)

Minutes signed by the members of the Board of Directors: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Monica Ferreira do Amaral Porto and Reinaldo Guerreiro.

This is a free translation of the excerpt of the minutes drawn up in the book of minutes of Board of Directors’ meetings.

São Paulo, April 8, 2019.

Mario Engler Pinto Junior	Marialve S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

4/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 11, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.